SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.

                                FORM U-57
             NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                    Filed under section 33(a) of the
         Public Utility Holding Company Act of 1935, as amended

                        Energetika Chropyne, a.s.
                    (Name of foreign utility company)

                              Cinergy Corp.
(Name of filing company, if filed on behalf of a foreign utility company)

The Commission is requested to mail copies of all communications relating to this Notification to:

                             Cheryl M. Foley
                             David L. Wozny
                              Cinergy Corp.
                         139 East Fourth Street
                          Cincinnati, Ohio 45202



     Cinergy Corp. ("Cinergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Commission on behalf of Energetika Chropyne, a.s., a corporation organized under the laws of the Czech Republic, that Energetika Chropyne, a.s. is, and claims status as, a foreign utility company ("FUCO") within the meaning of section 33 of the Act.

Item 1. Name of entity claiming FUCO status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identification, to the extent known, of each person holding 5% or more of any class of voting securities of the FUCO and description of the amount and nature of the interest.

     The name and business address of the company on whose behalf FUCO status is claimed is Energetika Chropyne, a.s. ("Chropyne"), Komenskeho 75 768 11 Chropyne, Czech Republic.

     Chropyne owns and operates approximately 2.5 megawatts of electric generation assets in the Czech Republic. In addition, Chropyne owns and operates electric distribution assets by which it supplies electricity which it generates (or purchases from the regional electric distribution company) to local industry. Chropyne's electric assets are located in and around the town of Chropyne, Czech Republic.

     Chropyne has an authorized share capital of 285,839,000 Czech crowns, represented by one hundred twenty-five ordinary name-registered shares in certificated form with Serial numbers 1-125. Serial Nos. 1 - 28 have a nominal value of 10,000,000 Czech crowns. Serial Nos. 29 - 33 have a nominal value of 1,000,000 Czech crowns. Serial Nos. 34 - 116 have a nominal value of 10,000 Czech crowns. Serial Nos. 117 - 125 have a nominal value of 1,000 Czech crowns. Cinergy Global Resources 1 B.V., a company incorporated in the Netherlands and an indirect wholly-owned subsidiary of Cinergy, is the legal and beneficial owner of all of the issued share capital of Chropyne.

Item 2. Name of any domestic associate public utility company and, if applicable, its holding company, and description of the relationship between the FUCO and such company, and the purchase price paid by any domestic associate public utility company for its interest in the FUCO.

     The following domestic public utility companies, each of which is a direct or indirect wholly-owned subsidiary of Cinergy, are associate companies of Chropyne: The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc., The Union Light, Heat and Power Company ("Union"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison") and Miami Power Corporation ("Miami"). Union, Lawrenceburg, West Harrison and Miami are all direct wholly-owned subsidiaries of CG&E.

     None of the foregoing domestic public utility companies has made an investment in or has any contractual relationship with Chropyne, nor is any such investment or contractual relationship contemplated.

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                          SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer, duly authorized as of the date indicated below:

                           CINERGY CORP.


                           By: /s/William L. Sheafer
                               Vice President & Treasurer

Dated:   July 20, 1999